Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 April 20, 2007

New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC. Note Linked to a Portfolio of Indices and Index Funds
Due: May[●], 2012
INVESTMENT HIGHLIGHTS
•	5 year term to maturity.
•	The Notes are 100% principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of the principal amount ($1,000 per Note)
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Linked to the potential positive performance of a portfolio comprised of eight indices and two index funds. The following are the eight indices and their respective weightings in the portfolio: (1) 25% the Dow Jones EURO STOXX 50® Index; (2) 20% the Nikkei 225™ Stock Index; (3) 10% the FTSE/Xinhua China 25 Index; (4) 10% the CECEEUR Index; (5) 10% the FTSE 100 Index; (6) 5% the KOSPI 200 Index; (7) 5% the Swiss Market Index and (8) 5% the S&P/ASX 200 Index (each such index an “Index” and together the “Indices”). The following are the two index funds and their respective weightings in the portfolio: (1) 5% the iShares MSCI South Africa Index Fund and (2) 5% the iShares MSCI Taiwan Index Fund (each such index fund an “Index Fund” and together the “Index Funds”). Each such Index or Index Fund will be a “Component” and the ten Components together will constitute the “Portfolio”.

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The Cash Settlement Value will be based on the appreciation, if any, in the Portfolio over the term of the Notes as measured by the Portfolio Return. The “Portfolio Return” is calculated as the weighted average of the ten Component Performances, where the “Component Performance” with respect to a Component measures the average level of such Component as of six Observation Dates relative to its Initial Component Level on the Pricing Date (with [100.00-105.00]% Participation).

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If, at maturity, the Portfolio Return is greater than zero, the Cash Settlement Value for each Note will be equal to the principal amount of the Note, plus the product of: (i) $1,000 multiplied by (ii) the Portfolio Return, multiplied by (iii) the Participation Rate.

•	If, at maturity, the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be $1,000.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the potential positive performance of a portfolio comprised of eight indices and two index funds. The following are the eight indices and their respective weightings in the portfolio: (1) 25% the Dow Jones EURO STOXX 50® Index; (2) 20% the Nikkei 225™ Stock Index; (3) 10% the FTSE/Xinhua 25 Index; (4) 10% the CECEEUR Index; (5) 10% the FTSE 100 Index; (6) 5% the KOSPI 200 Index; (7) 5% the Swiss Market Index and (8) 5% the S&P/ASX 200 Index (each such index an “Index” and together the “Indices”). The following are the two index funds and their respective weightings in the portfolio: (1) 5% the iShares MSCI South Africa Index Fund and (2) 5% the iShares MSCI Taiwan Index Fund (each such index fund an “Index Fund” and together the “Index Funds”). Each such Index or Index Fund will be a “Component” and the ten Components together will constitute the “Portfolio”. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928V59
ISSUE PRICE:	100.00% of the Principal Amount
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$50,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	May [●], 2007
SETTLEMENT DATE:	May [●], 2007
MATURITY DATE:	May [●], 2012 (for a term of approximately 60 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
CASH SETTLEMENT VALUE:	An amount in cash that depends upon the Portfolio Return. If, at maturity, the Portfolio Return is greater than zero, then the Cash Settlement Value for each Note will be equal to:

Principal Amount of Note + [$1,000 x Portfolio Return x Participation Rate]

If, at maturity, the Portfolio Return is equal to or less than zero, then the Cash Settlement Value for each Note will be $1,000. Because the Notes are principal protected if held to maturity, in no event will the Cash Settlement Value for each Note be less than $1,000.

PORTFOLIO RETURN:	An amount determined by the Calculation Agent and equal to the sum of the Component Performance for each Component multiplied by its respective Weight in the Portfolio.
COMPONENT PERFORMANCE:

As of the Final Observation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the arithmetic average of the Observation Levels for that Component as of each Observation Date minus the Initial Component Level of that Component divided by (ii) the Initial Component Level of that Component.

FINAL OBSERVATION DATE:	May [●], 2012.
OBSERVATION LEVELS:

As of any Observation Date and with respect to each Index, the closing index level as reported by the relevant Index Sponsor and displayed on Bloomberg Page SX5E <Index> <Go> with respect to the SX5E; Bloomberg Page NKY <Index> <Go> with respect to the NKY; Bloomberg Page XIN0I <Index> <Go> with respect to the XIN0I; Bloomberg Page CECEEUR <Index> <Go> with respect to the CECEEUR; Bloomberg Page UKX <Index> <Go> with respect to the UKX; Bloomberg Page KOSPI2 <Index> <Go> with respect to the KOSPI2; Bloomberg Page SMI <Index> <Go> with respect to the SMI; and Bloomberg Page AS51 <Index> <Go> with respect to the AS51. As of any Observation Date and with respect to each Index Fund, the closing price as reported by the Relevant Exchange and as displayed on Bloomberg Page EZA US <Equity> <Go> with respect to the EZA US; and Bloomberg Page EWT US <Equity> <Go> with respect to the EWT US.

FIFTH THIRD SECURITIES, INC.

OBSERVATION DATES:	December [●], 2011, January [●], 2012, February [●], 2012, March [●], 2012, April [●], 2012, and May [●], 2012. The Observation Dates are subject to adjustment as described in the Pricing Supplement.
INTIAL COMPONENT LEVELS:	[●] with respect to the SX5E;
[●] with respect to the NKY;
[●] with respect to the XIN0I;
[●] with respect to the CECEEUR;
[●] with respect to the UKX;
[●] with respect to the KOSPI2;
[●] with respect to the SMI;
[●] with respect to the AS51;
[●] with respect to the EZA US; and
[●] with respect to the EWT US.
WEIGHT:	25% with respect to the SX5E;
20% with respect to the NKY;
10% with respect to the XIN0I;
10% with respect to the CECEEUR;
10% with respect to the UKX;
5% with respect to the KOSPI2;
5% with respect to the SMI;
5% with respect to the AS51;
5% with respect to the EZA US; and
5% with respect to the EWT US.
INTEREST:	The Notes will not bear interest.
PARTICIPATION RATE:	[100.00-105.00]%

FIFTH THIRD SECURITIES, INC.

COMPONENTS:
The Notes are linked to the potential positive performance of a portfolio comprised of eight indices and two index funds. The following are the eight indices and their respective weightings in the portfolio: (1) 25% the Dow Jones EURO STOXX 50® Index (“SX5E”); (2) 20% the Nikkei 225™ Stock Index (“NKY”); (3) 10% the FTSE/Xinhua 25 Index (“XIN0I”); (4) 10% the CECEEUR Index (“CECEEUR”); (5) 10% the FTSE 100 Index (“UKX”); (6) 5% the KOSPI 200 Index (“KOSPI2”); (7) 5% the Swiss Market Index (“SMI”) and (8) 5% the S&P/ASX 200 Index (“AS51”) (each such index an “Index” and together the “Indices”). The following are the two index funds and their respective weightings in the portfolio: (1) 5% the iShares MSCI South Africa Index Fund (“EZA US”) and (2) 5% the iShares MSCI Taiwan Index Fund (“EWT US”) (each such index fund an “Index Fund” and together the “Index Funds”). Each such Index or Index Fund will be a “Component” and together will constitute the “Portfolio”. The weighting of each Component is fixed at the respective weighting mentioned above and will not change during the term of the Notes unless one or more Components are modified during the term of the Notes.

INDEX SPONSORS:

STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the Dow Jones EURO STOXX 50® Index; Nihon Keizai Shimbun, Inc. as the sponsor of the Nikkei 225™ Stock Index; FTSE/Xinhua Index Limited, a joint venture of FTSE International Limited and Xinhua Financial Network Limited, as the sponsor of the FTSE/Xinhua China 25 Index; Wiener Börse as the sponsor of the CECEEUR Index; FTSE International Limited as the sponsor of the FTSE 100 Index; Korea Exchange as the sponsor of the KOSPI 200 Index; Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and the Australian Stock Exchange as sponsor of the S&P/ASX 200 Index; and the SWX Group as sponsor of the Swiss Market Index are hereinafter referred to as “Index Sponsors.” See “Description of the Portfolio” herein.

INDEX FUND ISSUER:

iShares, Inc., as the issuer of iShares MSCI South Africa Index Fund and iShares MSCI Taiwan Index Fund is hereinafter referred to as the “Index Fund Issuer.” See “Description of the Portfolio” herein.

FIFTH THIRD SECURITIES, INC.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated April 20, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated April 20, 2007 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407019846/v072212_424b2.htm
•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm
•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE HYPOTHETICAL CASH SETTLEMENT VALUE TABLE

The following tables are for illustrative purposes and are not indicative of the future performance of the Components or the future value of the Notes.

The following examples demonstrate how the hypothetical Cash Settlement Value of a Note is calculated based on the assumptions outlined below. The examples do not purport to be representative of every possible scenario concerning increases or decreases in the Portfolio or the Components underlying the Portfolio. You should not construe the examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

ASSUMPTIONS:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
•	The Participation Rate is [100.00]%.
•	The Initial Component Level for the SX5E is equal to 4,200.00.
•	The Initial Component Level for the NKY is equal to 17,300.00.
•	The Initial Component Level for the XIN0I is equal to 15,700.00.
•	The Initial Component Level for the CECEEUR is equal to 2,650.00.
•	The Initial Component Level for the UKX is equal to 6,400.00.
•	The Initial Component Level for the KOSPI2 is equal to 190.00.
•	The Initial Component Level for the SMI is equal to 9,000.00.
•	The Initial Component Level for the AS51 is equal to 6,000.00.
•	The Initial Component Level for the EZA US is equal to 125.00.
•	The Initial Component Level for the EWT US is equal to 14.00.
•	All returns are based on a 60 month term, pre-tax basis.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.

FIFTH THIRD SECURITIES, INC.

Example 1: The Portfolio Return is greater than zero.

In this example, the levels of eight Components increase relative to their Initial Component Levels on the related Observation Dates, and the levels of two Components decrease relative to their Initial Component Levels on the related Observation Dates. This example illustrates how holders of the Notes may benefit from the increase in the Observation Level of some of the Components relative to their respective Initial Component Levels on each related Observation Date.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Observation Date 3	Observation Date 4	Observation Date 5	Observation Date 6	Component Performance	Weight in the Portfolio
SX5E	4,200.00	6,353	5,955	5,948	6,287	5,894	5,801	43.80%	25%
NKY	17,300.00	35,509	35,053	38,814	41,636	37,942	36,620	117.32%	20%
XIN0I	15,700.00	40,658	41,994	44,323	40,387	32,586	31,461	145.66%	10%
CECEEUR	2,650.00	9,868	10,565	10,676	10,657	11,493	12,327	312.49%	10%
UKX	6,400.00	6,975	6,877	7,135	7,540	7,977	8,175	16.35%	10%
KOSPI2	190.00	178	170	157	157	152	154	-15.09%	5%
SMI	9,000.00	6,176	6,162	5,751	6,139	6,001	5,809	-33.26%	5%
AS51	6,000.00	8,281	8,168	7,986	7,972	8,066	9,069	37.62%	5%
EZA US	125.00	203	203	192	200	212	230	65.33%	5%
EWT US	14.00	15	14	14	15	15	15	4.76%	5%

On the Final Observation Date, the Component Performance for SX5E would be 43.80%, the Component Performance for NKY would be 117.32%, the Component Performance for XIN0I would be 145.66%, the Component Performance for CECEEUR would be 312.49%, the Component Performance for UKX would be 16.35%, the Component Performance for KOSPI2 would be -15.09%, the Component Performance for SMI would be -33.26%, the Component Performance for AS51 would be 37.62%, the Component Performance for EZA US would be 65.33%, and the Component Performance for EWT US would be 4.76%, each as calculated pursuant to the below formula:

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weight in the Portfolio.

Portfolio Return = (43.80% x 25%) + (117.32% x 20%) + (145.66% x 10%) + (312.49% x 10%) + (16.35% x 10%) + (-15.09 x 5%) + (-33.26% x 5%) + (37.62% x 5%) + (65.33% x 5%) + (4.76% x 5%)

Portfolio Return = 84.83%

The Cash Settlement Value, using the formula below, would equal $1,848.30.

Cash Settlement Value =

FIFTH THIRD SECURITIES, INC.

Example 2: The Portfolio Return might be less than zero.

In this example, the Observation Levels of seven Components decrease relative to their Initial Component Levels on the related Observation Dates and the Observation Levels of three Components increase relative to their Initial Component Levels on the related Observation Dates. As a result, the Portfolio Return would be less than zero, and holders of the Notes would therefore have received only the principal amount of each Note at maturity.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Observation Date 3	Observation Date 4	Observation Date 5	Observation Date 6	Component Performance	Weight in the Portfolio
SX5E	4,200.00	2,284	2,100	2,206	2,348	2,252	2,273	-46.58%	25%
NKY	17,300.00	21,054	21,926	20,641	18,744	19,111	17,423	14.55%	20%
XIN0I	15,700.00	11,821	12,151	12,294	12,237	13,057	13,425	-20.40%	10%
CECEEUR	2,650.00	2,299	2,404	2,288	2,260	2,125	2,322	-13.85%	10%
UKX	6,400.00	7,800	8,144	7,660	7,653	7,723	7,177	20.20%	10%
KOSPI2	190.00	102	99	96	93	92	93	-49.56%	5%
SMI	9,000.00	4,803	4,946	5,182	5,440	5,380	5,390	-42.33%	5%
AS51	6,000.00	3,906	4,097	4,555	4,517	4,374	4,404	-28.19%	5%
EZA US	125.00	77	73	75	81	87	99	-34.40%	5%
EWT US	14.00	16	15	15	15	16	15	9.52%	5%

On the Final Observation Date, the Component Performance for SX5E would be -46.58%, the Component Performance for NKY would be 14.55%, the Component Performance for XIN0I would be -20.40%, the Component Performance for CECEEUR would be -13.85%, the Component Performance for UKX would be 20.20%, the Component Performance for KOSPI2 would be -49.56%, the Component Performance for SMI would be -42.33%, the Component Performance for AS51 would be -28.19%, the Component Performance for EZA US would be -34.40%, and the Component Performance for EWT US would be 9.52%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be less than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weight in the Portfolio.

Portfolio Return = (-46.58% x 25%) + (14.55% x 20%) + (-20.40% x 10%) + (-13.85% x 10%) + (20.20% x 10%) + (-49.56x 5%) + (-42.33% x 5%) + (-28.19% x 5%) + (-34.40% x 5%) + (9.52% x 5%)

Portfolio Return = -17.39%

Since the Portfolio Return would be less than zero, the Cash Settlement Value for each Note would be the principal amount of $1,000.

FIFTH THIRD SECURITIES, INC.

Example 3: Some Components move higher while others move lower.

In this example, the Observation Levels for four of the Components increase relative to the Initial Component Levels for those Components, while the Observation Levels for the six other Components decrease relative to the Initial Component Levels for those Components.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Observation Date 3	Observation Date 4	Observation Date 5	Observation Date 6	Component Performance	Weight in the Portfolio
SX5E	4,200.00	3,590	3,991	4,287	4,498	4,733	4,422	1.27%	25%
NKY	17,300.00	15,705	15,737	15,498	15,519	15,699	15,323	-9.94%	20%
XIN0I	15,700.00	30,611	31,784	33,513	35,011	36,270	32,804	112.31%	10%
CECEEUR	2,650.00	1,594	1,525	1,428	1,387	1,343	1,299	-46.06%	10%
UKX	6,400.00	6,198	6,619	6,199	6,044	6,114	6,739	-1.27%	10%
KOSPI2	190.00	255	239	221	214	224	230	21.32%	5%
SMI	9,000.00	12,848	13,778	12,602	13,208	13,284	13,301	46.34%	5%
AS51	6,000.00	5,455	5,266	5,523	5,618	5,867	6,357	-5.32%	5%
EZA US	125.00	99	105	108	103	101	105	-17.20%	5%
EWT US	14.00	10	10	11	11	12	11	-22.62%	5%

On the Final Observation Date, the Component Performance for SX5E would be 1.27%, the Component Performance for NKY would be -9.94%, the Component Performance for XIN0I would be 112.31%, the Component Performance for CECEEUR would be -46.06%, the Component Performance for UKX would be -1.27%, the Component Performance for KOSPI2 would be 21.32%, the Component Performance for SMI would be 46.34%, the Component Performance for AS51 would be -5.32%, the Component Performance for EZA US would be -17.20%, and the Component Performance for EWT US would be -22.62%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weight in the Portfolio.

Portfolio Return = (1.27% x 25%) + (-9.94% x 20%) + (112.31% x 10%) + (-46.06% x 10%) + (-1.27% x 10%) + (21.32x 5%) + (46.34% x 5%) + (-5.32% x 5%) + (-17.20% x 5%) + (-22.62% x 5%)

Portfolio Return = 5.95%

The Cash Settlement Value, using the formula below, would equal $1,059.50.

Cash Settlement Value: =

FIFTH THIRD SECURITIES, INC.

SELECTED RISK CONSIDERATIONS

•	No current income—We will not pay any interest on the Notes.
•	Non-conventional return—The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.
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No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks or indices underlying the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

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Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Fifth Third Securities, Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

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The Components may not move in tandem—At a time when the level or price of one or more of the Components increases, the level or price of one or more of the other Components may decline. Therefore, in calculating the Portfolio Return, increases in the level or price of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level or price of one or more of the other Components.

FIFTH THIRD SECURITIES, INC.